EXHIBIT 4.11

(ENGLISH TRANSLATION – For information purposes only)

THE SYMBOL “[***]” DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

AMENDMENT TO THE COMPREHENSIVE MANAGEMENT AGREEMENT

In the city of Montevideo, on May 15, 2024, the following parties appear: ON THE ONE HAND: The State – Executive Branch – Ministry of National Defense (hereinafter, the “MDN”), represented in this act by Dr. Armando Castaingdebat, in his capacity as Minister of National Defense, with domicile for these purposes at [***];

and ON THE OTHER HAND:

PUERTA DEL SUR S.A. (hereinafter, the “Concessionaire”), Tax ID (RUT) [***], represented in this act by Mr. Diego Arrasa (Identity Card No. [***]) and Mr. Martín Radesca (Identity Card No. [***]), in their capacity as attorneys-in-fact, with domicile for these purposes at [***], who agree to the following Amendment to the Comprehensive Management Agreement (hereinafter, the “Amendment”):

FIRST – BACKGROUND

I) On February 6, 2003, the MDN and the Concessionaire entered into the “Comprehensive Management Agreement”, pursuant to the provisions of Articles 21 to 23 of Law No. 17,555 of September 18, 2002, and Decree No. 376/002 of September 28, 2002, as amended and supplemented, the purpose of which is the administration, exploitation, operation, construction and maintenance of the Carrasco International Airport “Gral. Cesáreo L. Berisso” (hereinafter, the “AIC”), for a term of twenty (20) years as from the Taking of Possession by the Concessionaire.

II) By Executive Branch Resolution No. 284/005 of February 25, 2005, the amendment of the Comprehensive Management Agreement was authorized with respect to the extension of Runway 06-24 to 3,200 meters, extending the construction of the parallel Taxiway B, as well as the change in the location of the Cargo Terminal.

III) By Executive Branch Decree No. 229/014 of August 6, 2014, the term of the Comprehensive Management Agreement was amended, extending its validity until November 20, 2033.

IV) By Law No. 19,925 of December 18, 2020, the National System of International Airports for Uruguay (SINAI) was created, and by Decree No. 108/021 of April 9, 2021, the Executive Branch determined the airports comprising the SINAI, among which the AIC is included.

V) By Executive Branch Resolution No. 218/021 of November 5, 2021, it was resolved to amend and extend the Comprehensive Management Agreement, executing on November 8, 2021 between the Concessionaire and the MDN an Agreement for the Extension and Amendment of the Comprehensive Management Agreement (hereinafter, the “Agreement”), whereby the scope of the concession granted to the Concessionaire was expanded, within the framework of Law No. 19,925, for the construction, conservation, exploitation, administration, operation and maintenance of the interior airports listed therein, and the term of the concession was extended by twenty (20) additional years, until November 20, 2053.

VI) Considering that throughout the concession at the AIC there have been difficulties caused by fog during the winter months, and taking into account other meteorological phenomena that represent a competitive disadvantage for the development of aviation in the country, the Concessionaire submitted a proposal expressing its interest in making the necessary investments to upgrade the category of the main Runway 25 precision instrument approach from CAT I to CAT IIIb at the AIC.

VII) The Concessionaire’s proposal will mitigate the consequences of the aforementioned situation and, in this manner, will continue to improve the country’s airport infrastructure, assuming the execution of a significant investment in state-of-the-art technology and infrastructure to

(ENGLISH TRANSLATION – For information purposes only)

upgrade to CAT IIIb, thereby increasing operational availability and operational safety standards to the level of the leading airports in the region.

VIII) In order to make such investments viable, the Concessionaire proposed the incorporation of a landing support charge for the availability of CAT IIIb infrastructure in Annex F of the current “Comprehensive Management Regime”, approved by Article 7 of Decree No. 376/002 of September 28, 2002, consistent with the charges currently applied by other airports in the region for such concept.

IX) Based on the foregoing, Executive Branch Decree No. 104/024 of April 16, 2024 (hereinafter, the “Decree”) approved this Amendment to the Comprehensive Management Agreement.

X) References made in this Amendment to the terms “Comprehensive Management Agreement” and to the sections of its “Comprehensive Management Regime” shall refer to the provisions of the Agreement, as well as to the Decrees and Resolutions that have amended their texts.

SECOND – PURPOSE: Pursuant hereto, the Concessionaire undertakes, by itself or through its shareholders, controlling entities, related, affiliated or associated companies, to make an investment to upgrade the category of the main Runway 25 precision instrument approach from CAT I to CAT IIIb at the AIC, on the basis that such runway already has a precision instrument approach and is equipped with a CAT I ILS.

The foregoing includes providing, within the concession area of the AIC, the equipment necessary for the supply and installation of a CAT IIIb ILS system, installation of runway lights, touchdown zone lights, stop bars, runway centerline lights, taxiway centerline lights, primary cabling and a new lighting control system, installation of a new CAT IIIb meteorological station, with three (3) RVR systems, anemometers and ceilometers at each runway threshold, as well as a new CAT III lighting system, a reduced approach lighting system A.L.S.-F – CAT II – CAT III (Annex 14, International Civil Aviation Organization – ICAO), with five-light bars from Threshold 24 up to 420 meters, and from that point up to 900 meters, the flash system of one light every 60 meters shall be maintained (hereinafter, all of the foregoing, the “Infrastructure”).

The foregoing shall be carried out in such manner insofar as said system does not require the State to expropriate a strip of land 500 meters in length along the runway extension and 60 meters in width, which is a densely populated area (Colonia Nicolich).

Likewise, factory and on-site training shall be conducted for the new CAT IIIb ILS to be installed, and the existing CAT I ILS shall be removed and transferred to a storage facility within Montevideo or Canelones, to be designated by the MDN or the National Directorate of Civil Aviation and Aeronautical Infrastructure (DINACIA).

The aeronautical authority shall be responsible for the maintenance, conservation and operation of said equipment (including inspection flights), and the Concessionaire shall pay, for the account and order of the aeronautical authority, the maintenance costs after expiration of the warranty periods, in accordance with the manufacturer’s maintenance programs, including the cost of two (2) annual inspection flights.

THIRD – PRICE: The parties agree to include in Annex F of the “Comprehensive Management Regime” a per-landing charge for the availability of CAT IIIb infrastructure (hereinafter, the “Landing Support Charge”), which shall be updated in the same manner as all prices included in said Annex F, in accordance with the provisions of the Comprehensive Management Agreement.

Accordingly, Annex F shall henceforth incorporate the Landing Support Charge, all its other terms remaining in force.

Annex F Table (in U$S)

(ENGLISH TRANSLATION – For information purposes only)

Table Annex F (in U$S)
Landing Support Charge
Aircraft weight in metric tons	Landing Support Charge
Up to 10
More than 10 up to 20
More than 20 up to 30	74,74
More than 30 up to 70	111,92
More than 70 up to 170	158,10
More than 170	215,24

The Landing Support Charge shall begin to be charged by the Concessionaire as from the day following the date on which the Concessionaire has notified the Control Unit that installation of the Infrastructure has been completed, and throughout the entire term of the concession.

FOURTH – ADJUSTMENT MECHANISM: An adjustment mechanism is established with respect to the Landing Support Charge, whereby every three (3) calendar years (Calculation Period) it shall be calculated whether the Actual Revenues were greater than the Theoretical Revenues, as such terms are defined below:

●	Actual Revenues: means the actual number of landing movements multiplied by the applicable Landing Support Charge for each year.
●	Theoretical Revenues: means the projected number of landing movements in accordance with Annex 1 attached hereto, multiplied by the applicable Landing Support Charge for each year.

It is hereby stated that the first Calculation Period shall commence on January 1 of the calendar year following the year in which the Landing Support Charge began to be charged.

If the result is that Actual Revenues exceed Theoretical Revenues, airlines shall be granted a refund for such difference, deducting therefrom any credits generated in previous Calculation Periods, if applicable.

Conversely, if Actual Revenues are lower than Theoretical Revenues, the Concessionaire shall have a credit in its favor for the difference between Actual Revenues and Theoretical Revenues, which shall be deducted in subsequent Calculation Periods.

FIFTH – EXECUTIVE PROJECTS: The Concessionaire shall submit the executive projects for the works to be carried out to the Control Unit, which shall approve them within thirty (30) consecutive days as from their submission. If no decision is issued within such period, the executive projects shall be deemed approved (hereinafter, jointly, the Executive Projects, and individually, each an Executive Project).

SIXTH – FORCE MAJEURE AND/OR CAUSES BEYOND THE CONCESSIONAIRE AFFECTING THE EXECUTIVE PROJECTS: For the purposes of this Amendment and the Comprehensive Management Agreement, a fortuitous event or force majeure shall be that defined in Clause Eighth of the Agreement executed on November 8, 2021.

Neither party shall be deemed in breach of its obligations relating to the execution of the Executive Projects duly submitted to the Control Unit when such breach is caused by a Force Majeure Event. In such case, the notification mechanism and cure period provided for in said Clause Eighth of the Agreement shall apply, bearing in mind that any good-faith negotiation in this case shall relate to the amendments to the affected Executive Projects, and may include extending the applicable deadlines, substituting the affected work(s) or investment(s) with substitute work(s), or another

(ENGLISH TRANSLATION – For information purposes only)

mutually agreed solution, provided that such amendment complies with what has been agreed between the Concessionaire and the Control Unit with respect to the relevant Executive Project.

If no agreement is reached within such period, neither party shall be entitled to rescind or terminate the concession, and the Comprehensive Management Agreement, the Agreement, and this Amendment shall remain valid and in force in all their terms. The Parties may resort to technical arbitration for the purpose of resolving the remediation of the affected Executive Project, in accordance with Section 4.15 of the “Comprehensive Management Regime” of the Comprehensive Management Agreement.

SEVENTH – BUYBACK BY THE MDN: The parties agree that the buyback clause in force between them is that provided for in Clause Ninth of the Agreement executed on November 8, 2021, which is hereby interpreted such that its reference to the “value of the totality of the investments in the construction, works and/or repair of real property carried out at the AIC pursuant to the corresponding investment programs approved by the MDN, net of accumulated depreciation as of the end of the fiscal year in which the buyback occurs” also includes the investments made to upgrade the category of the main Runway 25 precision instrument approach from CAT I to CAT IIIb, as well as the execution of the associated works carried out, in accordance with the provisions of this Amendment.

EIGHTH – NO AMENDMENT: This Amendment is integrated with the Decree and its Annexes. The parties state, acknowledge and agree that, in all matters not amended by this Amendment, all provisions of the Comprehensive Management Agreement and the Agreement shall remain valid and in force with respect to the AIC.

In witness whereof, two counterparts of the same tenor are executed at the place and on the date indicated in the appearance.

For the State – Executive
Branch – Ministry of National
Defense

/s/ Dr. Armando Castaingdebat

For Puerta del Sur S.A

/s/ Diego Arrosa
/s/ Martín Radesca

(ENGLISH TRANSLATION – For information purposes only)

ANNEX 1

PROJECTED NUMBER OF LANDING MOVEMENTS

Aircraft weight (metric tons)	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
More than 20 up to 30	1.19	1.25	1.35	1.38	1.40	1.43	1.45	1.46	1.49	1.52
	0	6	6	7	8	0	0	8	1	1
More than 30 up to 70	1.70	1.80	1.94	1.98	2.01	2.04	2.07	2.10	2.13	2.17
	5	0	2	6	7	8	8	2	6	9
More than 70 up to 170	4.10	4.33	4.67	4.78	4.85	4.93	5.00	5.06	5.14	5.24
	6	5	7	3	8	2	5	4	5	7
More than 170	1.16	1.23	1.33	1.36	1.38	1.40	1.42	1.44	1.46	1.49
	9	4	1	1	3	4	4	1	4	3
Total landings (excl. AVG)	8.17	8.62	9.30	9.51	9.66	9.81	9.95	10.0	10.2	10.4
	0	4	6	7	6	3	8	75	37	40
Aircraft weight (metric tons)	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043

More than 20 up to 30	1.54	1.56	1.59	1.61	1.64	1.66	1.68	1.71	1.73	1.76
	5	9	1	3	1	4	8	0	3	1
More than 30 up to 70	2.21	2.24	2.27	2.31	2.35	2.38	2.41	2.44	2.48	2.52
	3	7	9	1	1	4	8	9	2	2
More than 70 up to 170	5.32	5.41	5.48	5.56	5.66	5.74	5.82	5.89	5.97	6.07
	9	2	8	5	3	1	3	9	7	5
More than 170	1.51	1.54	1.56	1.58	1.61	1.63	1.65	1.67	1.70	1.72
	7	0	2	4	2	4	7	9	1	9
Total landings (excl. AVG)	10.6	10.7	10.9	11.0	11.2	11.4	11.5	11.7	11.8	12.0
	03	67	20	73	67	22	85	38	92	87
Aircraft weight	2044	2045	2046	2047	2048	2049	2050	2051	2052	2053

(ENGLISH TRANSLATION – For information purposes only)

(metric tons)

More than 20 up to 30	1.78	1.80	1.83	1.85	1.88	1.90	1.93	1.96	1.98	2.01
	4	7	1	5	5	9	4	0	6	2
More than 30 up to 70	2.55	2.58	2.62	2.65	2.70	2.73	2.77	2.80	2.84	2.88
	5	8	2	7	0	5	0	7	7	2
More than 70 up to 170	6.15	6.23	6.31	6.39	6.50	6.58	6.67	6.76	6.85	6.94
	4	3	5	8	2	6	1	0	1	2
More than 170	1.75	1.77	1.79	1.82	1.85	1.87	1.89	1.92	1.95	1.97
	1	4	8	1	1	5	9	4	0	6
Total landings (excl. AVG)	12.2	12.4	12.5	12.7	12.9	13.1	13.2	13.4	13.6	13.8
	44	02	66	31	37	05	73	51	31	13